As filed with the Securities and Exchange Commission on June 5, 2003

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO.              )

ALTERA CORPORATION

(Name of Subject Company (Issuer))

ALTERA CORPORATION

(Name of Filing Persons (Offeror))

Certain Options Under the Altera Corporation 1996 Stock Option Plan
(Title of Class of Securities)

021441100
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

JOHN P. DAANE
President and Chief
Executive Officer
Altera Corporation
101 Innovation Drive
San Jose, California 95134
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

KATHERINE E. SCHUELKE, ESQ	WARREN L. TROUPE, ESQ.
Vice President, General Counsel	BRIAN V. CAID, ESQ.
and Secretary	MORRISON & FOERSTER LLP
ALTERA CORPORATION	370 17th Street, Suite 5200
101 Innovation Drive	Denver, Colorado 80202
San Jose, California 95134	(303) 592-1500
(408) 544-7000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee

$199,378,005	$16,129.68

*Calculated solely for purposes of determining the filing fee. This amount assumes that stock options to purchase an aggregate of 10,641,131 shares of common stock of Altera Corporation, representing all of the options that are eligible to participate in the offer as described herein, are exchanged pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is based on the product of (a) the value of such options calculated based on the Black-Scholes option pricing model as the transaction value ($199,378,005), multiplied by (b) $80.90 per $1,000,000 of the transaction value.

          ☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

          ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

          Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

          Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet.

     The information set forth under “Summary of Terms” in the Offer to Exchange, dated June 5, 2003 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2. Subject Company Information.

     (a)  The name of the issuer is Altera Corporation, a Delaware corporation (the “Company”). The address of its principal executive offices is Altera Corporation, 101 Innovation Drive, San Jose, California 95134, and the telephone number is (408) 544-7000. The information set forth in the Offer to Exchange under Section 9 (“Information About Altera Corporation”) is incorporated herein by reference.

     (b)  This Tender Offer Statement on Schedule TO relates to an offer by the Company to Eligible Employees to exchange options (the “Options”) outstanding under the Altera Corporation 1996 Stock Option Plan, as amended (the “1996 Plan”), to purchase shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”), for new options (the “Replacement Options”) to purchase shares of the Common Stock to be granted under the 1996 Plan upon the terms and subject to the conditions described in the Offer to Exchange. The information set forth in the Offer to Exchange under “Summary of Terms,” Section 2 (“Number of Options; Expiration Date”), Section 6 (“Acceptance of Options for Exchange and Issuance of Replacement Options”) and Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”) is incorporated herein by reference.

     (c)  The information set forth in the Offer to Exchange under Section 7 (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

     Altera Corporation is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The name and address of each executive officer, director and controlling person of Altera Corporation is set forth in Schedule B of the Offer to Exchange, which is incorporated herein by reference.

Item 4. Terms of the Transaction.

     (a)  The information set forth in the Offer to Exchange under “Summary of Terms,” Section 1 (“Eligible Employees”), Section 2 (“Number of Options; Expiration Date”), Section 4 (“Procedures for Participating in the Offer”), Section 5 (“Withdrawal Rights”), Section 6 (“Acceptance of Options for Exchange and Issuance of Replacement Options”), Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”), Section 11 (“Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material U.S. Federal Income Tax Consequences”), Section 29 (“Extension of Offer; Termination; Amendment”), and Schedule A (“Conditions of this Offer”) is incorporated herein by reference.

     (b)  The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Current Options and Our Common Stock”) is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

     The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Current Options and Our Common Stock”) is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

     (a)  The information set forth in the Offer to Exchange under Section 3 (“Purpose of this Offer”) is incorporated herein by reference.

     (b)  The information set forth in the Offer to Exchange under Section 6 (“Acceptance of Options for Exchange and Issuance of Replacement Options”) and Section 11 (“Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer”) is incorporated herein by reference.

     (c)  The information set forth in the Offer to Exchange under Section 3 (“Purpose of the Offer”) is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

     (a)  The information set forth in the Offer to Exchange under Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”) and Section 30 (“Fees and Expenses”) is incorporated herein by reference.

     (b)  The information set forth in the Offer to Exchange under Schedule A (“Conditions of this Offer”) is incorporated herein by reference.

     (d)  Not applicable.

Item 8. Interest in Securities of the Subject Company.

     The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Current Options and Our Common Stock”) is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

     Not applicable.

Item 10. Financial Statements.

     The information set forth in the Offer to Exchange under Section 9 (“Information About Altera Corporation”) and Section 31 (“Additional Information”), and on pages 27 through 47 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2002 and pages 3 through 10 of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 is incorporated herein by reference.

Item 11. Additional Information.

     (a)  The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Current Options and Our Common Stock”) and Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

     (b)  The information set forth in the Offer to Exchange under Section 31 (“Additional Information”) is incorporated herein by reference.

Item 12. Exhibits.

(a)	(1)	Offer to Exchange, dated June 5, 2003

	(2)	Email Correspondence and Accompanying Memorandum to All Altera Employees from John P. Daane dated June 5, 2003 Regarding Commencement of Option Exchange Program

	(3)	Election Form for Option Exchange Program

	(4)	Withdrawal Form for Option Exchange Program

	(5)	Form of Confirmation of Election

	(6)	Form of Reminder of Approaching Expiration of Offering Period

	(7)	Form of Letter to Employees on Leave of Absence Regarding Option Exchange Program

	(8)	Altera Corporation Definitive Proxy Statement for its Annual Meeting of Stockholders to be held May 6, 2003, filed with the Securities and Exchange Commission on March 25, 2003 and incorporated herein by reference

	(9)	Altera Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2002, filed with the Securities and Exchange Commission on March 11, 2003 and incorporated herein by reference (Commission File No. 0-16617)

	(10)	Altera Corporation Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed with the Securities and Exchange Commission on May 15, 2003 and incorporated herein by reference (Commission File No. 0-16617)

(b)	Not applicable.

(d)	(1) Altera Corporation 1996 Stock Option Plan

(2) Form of Option Agreement Pursuant to the Altera Corporation 1996 Stock Option Plan, incorporated herein by reference to Exhibit 10.15 to the Altera Corporation Annual Report on Form 10-K for the year ended December 31, 2002, filed with the Securities and Exchange Commission on March 11, 2003 (Commission File No. 0-16617)

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

          Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

ALTERA CORPORATION

By:	/s/ Nathan Sarkisian

Nathan Sarkisian
Senior Vice President and Chief Financial Officer

Date: June 5, 2003

INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(1)	Offer to Exchange, dated June 5, 2003
(a)(2)	Email Correspondence and Accompanying Memorandum to All Altera Employees from John P. Daane dated June 5, 2003 Regarding Commencement of Option Exchange Program
(a)(3)	Election Form for Option Exchange Program
(a)(4)	Withdrawal Form for Option Exchange Program
(a)(5)	Form of Confirmation of Election
(a)(6)	Form of Reminder of Approaching Expiration of Offering Period
(a)(7)	Form of Letter to Employees on Leave of Absence Regarding Option Exchange Program
(a)(8)	Altera Corporation Definitive Proxy Statement for its Annual Meeting of Stockholders to be held May 6, 2003, filed with the Securities and Exchange Commission on March 25, 2003 and incorporated herein by reference
(a)(9)	Altera Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2002, filed with the Securities and Exchange Commission on March 11, 2003 and incorporated herein by reference (Commission File No. 0-16617)
(a)(10)	Altera Corporation Quarterly Report on Form 10-Q for its quarter ended March 31, 2003, filed with the Securities and Exchange Commission on May 15, 2003 and incorporated herein by reference (Commission File No. 0-16617)
(d)(1)	Altera Corporation 1996 Stock Option Plan
(d)(2)	Form of Option Agreement Pursuant to the Altera Corporation 1996 Stock Option Plan, incorporated herein by reference to Exhibit 10.15 to the Altera Corporation Annual Report on Form 10-K for the year ended December 31, 2002, filed with the Securities and Exchange Commission on March 11, 2003 (Commission File No. 0-16617)